Greenbriar Capital Corp.
Greenbriar Capital Holdco Inc.
Greenbriar Capital (US) LLC
632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7
Phone: 949.903.5906    Fax: 604.608.9572
www.greenbriarcapitalcorp.ca

NEWS RELEASE

SAGE RANCH UPDATE

September 12th, 2022	Trading Symbol: Toronto Venture Exchange: GRB US OTC Market: GEBRF

September 12th, 2022 - Newport Beach, CA - Greenbriar Capital Corp. ("Greenbriar") Greenbriar is extremely pleased to announce a Sage Ranch Update.

1.  Sage Ranch just received the coveted California Department of Real Estate executed copy of our "Pink Report". The Pink Report allows Greenbriar (US) LLC to collect cash reservations on 144 homes. Greenbriar will decide whether to accept cash reservations from one major corporate employer/buyer, or sell all 144 homes of phase one to a combination of corporate/retail buyers.

2. The City approved the contractor to complete the Pinon Street extension. This essential Sage Ranch east - west road artery is important for Sage Ranch as it provides access to four (4) of the ten (10) entry/exit roads into Sage Ranch. Having as many entry/exit roads at the first phase of a major thousand home subdivision is vital for keeping a low carbon footprint as Pinon Street brings access to the adjoining High School and Elementary School on our East and West Southern border respectfully. Plus, Pinon Street is essential for access to our Central Park Clubhouse (part of phase one) from the entire Southern border of Sage Ranch. The City is paying for the entire $1,000,000.00 cost (88% funded from the State of California) which saves Greenbriar $1,000,000.00.

3. Our two engineering firms have completed 97% of the 100% engineered drawings for all of the grading, sewer, water, roads, and all 144 homes for phase one.  Landscaping at 100% detail is being completed and that allows the final HOA budget approval, which we expect at around $160 per month per residence. PDP submission is anywhere from 4 to 8 weeks more.

4. Another major financial benefit for Sage is that California law allows all new single family residences to have at least one ADU within their home/lot. Assessory Dwelling Units (ADU's) and junior ADU's are an innovative and effective method of adding much needed housing in California. ADU's are known by many names as Granny Flats, in-law units, back yard cottages, and secondary units located inside or attached to the existing new home. They can add at least $1,200 per month to the home owner, and if segregated within the existing structure, have very little added cost to the home owner, yet providing more than 50% and up to 100% of the mortgage payment. State law overrides any local laws on ADU's.

"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014.

TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB  US OTC Symbol: GEBRF

With respect to demand, the Inland Dry Port located 20 miles away, will employee a minimum of 3,000 new high paying union jobs and will be considered an offshoot of the Port of Los Angeles and Port of Long Beach. In addition, there are four additional major infrastructure projects approved, including the largest wind energy to hydrogen fuel production plant in California. In total, the five fully approved infrastructure projects will immediately require 3,500 new homes in Tehachapi. Greenbriar is extremely blessed to have a fully entitled 995 home debt-free subdivision that is the only viable solution to providing new homes for this demand.  This new demand is in addition to Edwards AFB, Space X, Northrup Plant 42 and the entire aviation community. There are simply no meaningful water rights left after Sage Ranch, to provide more than another several hundred homes after Sage Ranch.  We are delighted to secure in excess of the water rights needed.

Sage Ranch has the unique advantage of an environmental gold-medal location, being immediately adjacent the only high school, an elementary school and middle school, offering a near zero carbon footprint because of vastly reduced automobile usage. Add to this dream location, the approved entitlement, zoning, solar roofs, recycled grey water, smart meters and appliances and we have a location that no other real estate development can offer, anywhere. Sage Ranch is in the USDA overlay for 1.9% 38 year no-down payment mortgages (earn up to $125,000 with five dependents to qualify) and located in the safest region in Kern County and 44 safest in California. Sage Ranch has no peers.

With respect to price uptrend, new small homes located seven blocks away are in escrow for $549,000 each, which is $130,000 higher per home than in the Altus report. The upward price pressure in Tehachapi is driven by the raw demand due to major infrastructure projects, ideal mountain community with clean air located 75 minutes north of Los Angeles, and a low crime and family community.

About Greenbriar Capital Corp:

Greenbriar is a leading developer of renewable energy and sustainable real estate. With long-term, high impact, contracted sales agreements in key project locations and led by a successful, industry-recognized operating and development team, Greenbriar targets deep valued assets directed at accretive shareholder value.

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeff Ciachurski"

Jeffrey J. Ciachurski

Chief Executive Officer and Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release. Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This press release may contain forward-looking statements. All statements, other than statements of historical fact, constitute "forward-looking statements" and include any information that addresses activities, events or developments that the Company believes, expects or anticipates will or may occur in the future including the Company's strategy, plans or future financial or operating performance and other statements that express management's expectations or estimates of future performance.

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"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014.

TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB  US OTC Symbol: GEBRF